Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510                                                                     Fax: 949/673-4525

March 16, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Erin Martin

Washington, D.C. 20549

RE:	Chess Supersite Corporation
Amendment No.1 on Registration Statement on Form S-1
Filed January 26, 2015
File No. 333-200845

Dear Ms. Martin:

Please find below for correspondence filing with the Securities and Exchange Commission (the “Commission”) a response regarding the Form S-1/A for Chess Supersite Corporation (the “Company”).

The following response addresses the comment of the reviewing staff of the Commission as set forth in the comment letter dated February 17, 2015 (the “Comment Letter”) in response to the filing of the Form S-1 that was filed in January 2015.

At this time, once the remaining comment is resolved, the Company does plan to request acceleration of the Form S-1. However, the Company is presently in the process of updating its financial statements in the Form S-1 through December 31, 2014, and so requesting acceleration would only be appropriate after the time the Company has amended the S-1 filing with those financial statements. The Company expects that it would formally request acceleration following the re-filing of the S-1 (including the updated financial statements and applicable disclosure pertaining thereto). The Company presently plans to re-file such amended S-1/A in April 2015, and then request acceleration of the S-1.

We are writing with respect to the one outstanding comment in the Comment Letter, in the hopes of resolving that comment and/or seeking the Staff’s guidance with respect to that comment, so that we can properly address the comment (if still needed) at the time when the Company re-files the S-1/A (as discussed above).

Please note that, for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response immediately thereafter.

General

1.	We note your response to comment 1 in our letter dated January 2, 2015. We also note your disclosure that you are a development stage company that has not conducted any active operations since your inception and that you have nominal assets consisting solely of cash. Accordingly, you appear to be a “shell company” as defined by Rule 405 of the Securities Act. We believe that if you are a shell company, your selling shareholders received their shares recently and the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the selling shareholders are deemed to be underwriters offering on behalf of the issuer, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus. Please also include the undertaking required by Item 512(a)(6) of Regulation S-K.

Response: Respectfully, the Company disagrees with the designation of non-affiliated shareholders as underwriters in connection with any sale of those securities, particularly a registered sale of such securities as occurring under the Form S-1. In this regard, the basis for citation to Rule 144 above is not entirely clear to the Company. In addition, the Company strongly disagrees with any determination that it is still a “shell company” at present.

On December 11, 2014, the Company filed a report on Form 8-K which, among other things, disclosed that it was no longer a “shell” as a result of the consummation of the business combination transaction described in the report. The report contained “Form 10 information” as referred to in Rule 144 (i)(2). At the time of the filing of the current registration statement, the Company was no longer a “shell company”. At the present time, the Company hosts a website that begins to implement its business plan of establishing and operating an online chess site that provides sophisticated playing zones, game broadcasts with software analysis and the like. Under Rule 144, if the Company is not a “shell company”, and the Company filed Form 10 Information and was current in its 1934 Act periodic reports for a period of 12 months, the selling shareholders could avail themselves of Rule 144 and would not be viewed as “underwriters”. We submit that the same should apply to present selling shareholders under a registration statement and not be characterized as “underwriters” at present.

The Staff’s characterization of the Company as a development stage company that has not conducted any active operations and therefore it must be a “shell company” also appears to fail by virtue of the Commission’s own language in Release 33-8869 (2007) which incorporated the “shell company" concept into Rule 144. In footnote 172 on page 48 of the Release, the Commission addressed concerns expressed by commenters by stating the following:

2

“ Rule 144(i) does not prohibit the resale of securities… that were not initially issued by a reporting or nonreporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or nonreporting shell company at the time of sale…..Rule 144(i)(1)_(i) is not intended to capture a “startup company” or, in other words, a company with a limited operating history, in the definition of a reporting or nonreporting shell company, as we believe that that such a company does not meet the condition of having “ no or nominal operations.”

The Commission adopted Rule 144 to provide a safe harbor from [the] definition of ‘underwriter’ to assist security holders in determining whether the Section 4[(a)](1) exemption is available for their resale of securities.” SEC Release 33-8869, 6 (2007). Rule 144 is typically considered to be inapplicable to registered offerings, such as a Form S-1. Thus, the rule should not be applied in the Company’s present case, as the Selling Shareholders are not relying on the Section 4(a)(1) exemption, but intend to offer their securities pursuant to an effective registration statement under Form S-1 covering their securities.

Additionally, it would seem that Rule 144 does not create a presumption of automatic underwriter status. Rule 144(i)(1) provides that the rule is not available for the resale of securities initially issued by a shell company or a former shell company. Rule 144(i)(2) provides an exception to the general prohibition of Rule 144(i)(1), including, as the Staff notes, that Form 10 information was filed at least one year prior to the proposed sale. However, Rule 144(i) does not create a presumption that shareholders who received securities from a shell company must be considered underwriters for any future resale of securities. Moreover, no part of Rule 144 provides that anyone for whom the Rule 144 safe harbor is unavailable is deemed an underwriter in connection with any future resale. Rather, Rule 144 deals solely with offers and sales proposed to be exempt pursuant to Section (4)(a)(1). The rule is silent respecting registered resale offerings such as this one.

For these reasons, as well as those explained in the Company’s January 2015 comment response, the Company maintains its position that the Selling Shareholders should not be deemed underwriters in connection with the resale of the securities included in the Registration Statement and will be engaged in a true secondary offering, which may be conducted on an “at-the-market” basis. In effect, the Staff’s position would result in a two-tiered market, i.e., one in which selling shareholders are selling at one fixed price for an offering while a secondary trading market could perhaps develop at a different share price. Such a two-tiered market would undermine the offering, especially in the event that the trading market for resales has a lower share price than the offering price in the Form S-1.

For purposes of the Staff’s convenience, we reiterate below the basic position that was earlier outlined in the earlier comment response letter (in italics).

The language that we are using is standard offering price language that has been approved by the Commission in previous registration statements that are similar to the instant Form S-1. The offering price for the resale of shares is listed at a price of $0.50 per share. However, the selling shareholders desire to sell at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker's transactions, privately-negotiated transactions or through sales to one or more dealers for resale. Accordingly, we seek additional clarification on why the offering price should be permanently fixed at a certain price, as selling shareholders may seek to sell their shares at various prices over the course of the offering.

3

While the Company understands the comments from the Staff, we respectfully disagree in that the sales by the selling shareholders through the Form S-1 will be made in privately-negotiated transactions. Once sales are made, a secondary trading market would likely develop in the shares, and the Company may also become quoted on the OTC Bulletin Board or otherwise. As such, a market price for the shares will form, and it seems to be inconsistent that the selling shareholders will continue to sell at the offering price once a concurrent trading market has simultaneously developed. If the Staff insists that we still fix the offering price for the duration of the offering, we respectfully request an opportunity to discuss the matter via conference call with a Staff attorney.

We have also reviewed in the past the guidance offered by the Commission, including Interpretive Response 612.09 and Rule 415, on such issues. However, we respectfully request that the Commission reevaluate its position that the selling shareholders are conducting an indirect primary offering on behalf of the Company. Although the question involved is “a difficult factual one” in any instance, we believe that in the case here the offering is not made on behalf of the issuer. In this regard, please note the factors cited in Interpretive Response 612.09 cited by the Commission, highlighting such factors as the recipient of the proceeds. Here, the Company will receive no proceeds from sales of the Company’s shares by selling shareholders. The selling shareholders are not in the business of underwriting securities and are not acting merely as a conduit for the issuer. For example, please note that many of the shares being sold were acquired for actual consideration and will likely be sold at least 6 months after their original issuance to the shareholders.

We also want to note that what we are suggesting in the response herein is not necessarily out-of-the-ordinary or a departure from past S-1 offerings for selling shareholders in perhaps similar circumstances as the instant S-1 offering. Please consider the following four S-1 offerings listed below (all of which became effective) in which the type of language that we are currently using was not a problem (i.e. the offering price was not required to be fixed, as the Staff is currently requesting). Specifically, in Medifirst Solutions, Inc., it appears that there was no requirement to fix the offering price, regardless of whether the issuer later traded on OTCBB or a national securities exchange.

Ameri Metro, Inc.

Manthey Redmond Corporation

Medifirst Solutions, Inc.

Powerdyne International, Inc.

Accordingly, we believe that our suggested language on this issue, which worked for the Staff in these offerings, should be permitted by the Commission in this offering by the Company. Accordingly, we respectfully request that you reconsider comment 1 or remove such comment if we use the same type of language that we proposed here (and that was permitted in these other similar offerings).

4

Hence, based on all of the foregoing, the Company respectfully requests that the Staff please reconsider this last outstanding comment or provide us with any applicable legal authority or documentation from the Commission so that we can better understand this issue and reach a final resolution with the Staff on this matter. In addition, or alternatively, we would appreciate an opportunity (if the Staff deems necessary) to discuss this remaining comment with the Staff.

We trust that we have responded satisfactorily to all other comments issued by the Commission in the past regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant comment and the Company also re-submits its Form S-1 with the necessary updated financial statements.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates

5